Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker
Chicago, Illinois 60606
August 31, 2009
Mr. Larry Greene
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Re: Van Kampen Tax-Exempt Trust
Registration Statement on Form N-14
(the “Registration Statement”)
(File Nos. 333-160383 and 811-04746)
Dear Mr. Greene:
          Thank you for your telephonic comments regarding the Registration Statement on Form N-14 filed with the Securities and Exchange Commission (the “Commission”) by Van Kampen Tax-Exempt Trust (the “Registrant”), on July 1, 2009 in connection with the proposed reorganization (the “Reorganization”) of Van Kampen Strategic Municipal Income Fund (the “Target Fund”), a series of Van Kampen Tax Free Trust, into Van Kampen High Yield Municipal Fund (the “Acquiring Fund”), a series of the Registrant. On behalf of the Registrant, we have summarized your comments to the best of our understanding, below which we have provided our response to those comments. We have not included comments which we resolved in the course of our conference call with you. Where changes were necessary in response to your comments, they are reflected in the Registrant’s Prospectus/Proxy Statement which will be filed pursuant to Rule 497 under the Securities Act of 1933, as amended, via IDEA on or about August 31, 2009. The Target Fund and the Acquiring Fund are referred to herein collectively as the “Funds.”

Comment 1	In the Form of Proxy Card, please confirm that no disclosure appears in all capital letters.

Response 1	The Registrant has confirmed that no disclosure appears in all capital letters.

Comment 2	In the “Questions & Answers” section, the answer to the question “Why is the Reorganization being recommended” states that each Fund “is managed by the same portfolio management team.” In the “Comparison of the Funds – Portfolio Management” section, it states that each Fund “is managed by members of the Adviser’s Municipal Fixed Income Team.” Please reconcile these two statements.

Response 2	The Registrant has revised the disclosure in the “Comparison of the Funds – Portfolio Management” section to reflect that each Fund is managed by the same members of the same portfolio management team.

Comment 3	In the “Questions & Answers” section, please add disclosure to answer the questions “What will I have to do to open an account in the Acquiring Fund? What happens to my account if the Reorganization is approved?” stating whether shareholders will retain the same account options as they had in the Target Fund.

Response 3	The Registrant has added the requested disclosure.

Comment 4	In the “Comparison of the Funds – Investment Objectives and Principal Investment Strategies — Principal Investment Strategies” section, it states that under normal market conditions “each Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in municipal securities at the time of investment.” Please supplementally explain to the Staff if inverse floating rate residual interests will be included for purposes of the Fund’s policy of investing at least 80% of its net assets (plus borrowings for investment purposes) in municipal securities.

Response 4	Each Fund may invest a portion of its assets in inverse floating rate residual interests. Each Fund counts such investments as municipal securities for purposes of its 80% policy, as the bonds underlying the inverse floating rate residual interests are municipal bonds. The inverse floating rate residual interest that each Fund purchases bears the price movement and interest of the underlying municipal bonds. Thus, each Fund continues to receive the tax-exempt interest income from the underlying bonds and, therefore, the Funds believe that it is appropriate to include such interest as a municipal security for purposes of each Fund’s 80% policy.

Comment 5	In the “Comparison of the Funds – Investment Objectives and Principal Investment Strategies — Principal Investment Strategies” section, it states that the Funds may invest in securities subject to the alternative minimum tax (“AMT”). Please add disclosure regarding each Fund’s investments in municipal securities subject to AMT to the “Summary” section.

Response 5	The Registrant has added the requested disclosure.

Comment 6	In the “Comparison of the Funds – Principal Investment Risks” section, please add disclosure relating to the current recession.

Response 6	The Registrant respectfully notes that the disclosure requested currently appears in the section referenced and, thus, does not believe additional disclosure is necessary.

Comment 7	In the “Comparison of the Funds – Investment Objectives and Principal Investment Strategies — Principal Investment Strategies” section, it states that “each Fund may purchase and sell certain derivative instruments, including listed futures contracts and options on futures contracts.” If there are other important derivatives that the Funds may invest in, please add disclosure.

Response 7	The Funds may invest in other derivative instruments as discussed more fully in each Fund’s Statements of Additional Information. However, such other derivative instruments are not a principal investment strategy nor present principal investment risks of either Fund and, thus, the Registrant respectfully believes that no additional disclosure is necessary.

Comment 8	In “Comparison of the Funds – Investment Objectives and Principal Investment Strategies – Other Investment Policies, Practices and Restrictions” section, it states that each Fund may borrow up to 5% of its assets in certain circumstances. Please supplementally explain to the Staff whether investments in tender option bonds count toward the 5% limitation on borrowing.

Response 8	Each Fund follows Section 18 of the 1940 Act and guidance thereunder (such as Investment Company Release No. 10666 (April 18, 1979)) with respect to their investments in tender option bonds. Thus, the Funds do not treat their investments in tender option bonds as borrowings.

Comment 9	Please confirm that the size of the text of the Expenses section complies with Rule 420 of the Securities Act of 1933, as amended.

Response 9	The Registrant has confirmed that the size of the text complies with Rule 420 of the Securities Act of 1933, as amended.

Comment 10	Please revise the entitled “Comparison of the Funds - Expenses” section so that the footnotes appear after the “Example.”

Response 10	The Registrant respectfully submits that the disclosure under “Comparison of the Funds — Expenses,” as currently presented, complies with the requirements of Item 3 of Form N-1A. Specifically, the Registrant believes that moving the footnotes to the Expense table to after the Example and accompanying text would hinder shareholders’ ability to comprehend the information presented in the Expense table.

Comment 11	In the third paragraph in the “Summary – Background and Reasons for the Reorganization” section the list purporting to be reasons for the proposed reorganization is more a list of results of the completed reorganization. Please revise the disclosure so that the list is consistent with the heading.

Response 11	The Registrant respectfully submits that the anticipated results enunciated in the paragraph referenced provides sufficient reasons for the proposed reorganization and are indeed the factors that the Board of Trustees considered as reasons for the proposed reorganization in recommending the proposed reorganization to shareholders. The Registrant respectfully opts to retain the current disclosure as stated.

Comment 12	In the Pro Forma Schedule of Investments, please mark any securities that will be required to be sold as a result of the proposed reorganization or provide disclosure to the effect that no securities will be required to be sold as a result of the proposed reorganization.

Response 12	The Registrant notes that the disclosure requested currently appears in the second paragraph of Appendix D – Pro Forma Financial Statements. Thus, the Registrant respectfully believes that additional disclosure is not necessary.

Comment 13	Please disclose supplementally whether the Target Fund has supplemented its prospectus to inform investors that the Board of Trustees has approved the proposed reorganization and such reorganization is expected to be submitted to shareholders for approval.

Response 13	The Target Fund has supplemented its prospectus to inform investors that the Board of Trustees has approved the proposed reorganization and that such reorganization is expected to be submitted to shareholders for approval.
* * *
     In connection with the effectiveness of the Registration Statement, the Registrant acknowledges that the disclosure included in the Registration Statement is the responsibility of the Registrant. The Registrant further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions concerning our responses to your comments, please direct them to Elizabeth Nelson at (630) 684-6301 or the undersigned at (312) 407-0863.
Sincerely,
/s/ Charles B. Taylor

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